SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

SCHEDULE 13D

UNDER THE SECURITIES ACT OF 1934

Motif Bio plc
(Name of Issuer)

Ordinary Shares, par value £0.01 per share
(Title and Class of Securities)

619784101
(CUSIP Number)

Nancy Tomassone Invesco Ltd. 1555 Peachtree Street, N.E., Suite 1800 Atlanta, Georgia 30309 Telephone number: (404) 892-0896
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 23, 2016
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  ☐.

Note.  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

*  The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)
(Page 1 of 5 Pages)

NAI-1501828731v5

CUSIP No. 619784101	Schedule 13D	Page 2 of 5 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Invesco Ltd. IRS # 980557567
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED ☐ PURSUANT TO ITEMS 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Bermuda
	7	SOLE VOTING POWER 60,324,000
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 60,324,000
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 60,324,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 33.47%
14	TYPE OF REPORTING PERSON HC, IA

NAI-1501828731v5

CUSIP No. 619784101	Schedule 13D	Page 3 of 5 Pages

Item 1.  Security and Issuer.

This Schedule 13D (this “Statement”) relates to the ordinary shares, par value £0.01 per share (the “Ordinary Shares”), of Motif Bio plc (the “Issuer”).  The Issuer’s principal executive offices are located at One Tudor Street, London, EC4Y 0AH, United Kingdom.

Item 2.  Identity and Background.

The person filing this statement is Invesco Ltd., a Bermuda corporation (the “Reporting Person”).  The principal business address of the Reporting Person  is 1555 Peachtree Street N.E., Atlanta, Georgia  30309.  The Reporting Person is the parent company of Invesco UK Limited, which is the parent company of Invesco Asset Management Limited, which is the manager of a number of funds and accounts.

The Reporting Person, through its various subsidiaries, is primarily engaged in the business of providing investment management services to institutional and individual investors worldwide.  This statement on Schedule 13D is being filed by the Reporting Person on behalf of itself.

Neither the Reporting Person, nor any director, executive officer or controlling person of either of them has, during the past five years, (a) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (b) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting, or mandating activities subject to, Federal or State securities laws or a finding of any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration.

Purchase of the American Depositary Shares (“ADSs”) and warrants to purchase ADSs by the Reporting Person or its subsidiaries were funded by funds or accounts managed by the Reporting Person or its subsidiaries.

Item 4.  Purpose of Transaction.

The Reporting Person acquired the ADSs, warrants and Ordinary Shares for investment purposes.

The Reporting Person and its subsidiaries have no present plans or proposals that relate to or would result in any of the matters set forth in subparagraphs (a) – (j) of Item 4 of Schedule 13D.  The Reporting Person and its subsidiaries intend to review the investment in the Issuer on a continuing basis and may engage in communications with other shareholders of the Issuer, knowledgeable industry or market observers, members of the Issuer’s board of directors or management of the Issuer or other representatives of the Issuer, or other persons, regarding the Issuer, including but not limited to its operations, strategy, management, capital structure and the strategic alternatives that may be available to the Issuer.  Such discussions may concern ideas or proposals that, if effected, may result in one or more of the events described in Item 4 of Schedule 13D.

Notwithstanding anything contained herein, the Reporting Person and its subsidiaries specifically reserve the right to change their intentions with respect to any or all of the matters referred to in this Statement.

Item 5.  Interest in Securities of the Issuer.

In connection with the Issuer’s initial U.S. public offering (the “IPO”), Invesco Asset Management Limited purchased on behalf of certain funds and accounts advised by Invesco Asset Management Limited 1,090,800 ADSs and warrants to purchase 545,400 ADSs at $6.98 per ADS and 0.5 of a warrant to purchase an ADS.  Each ADS represents 20 Ordinary Shares, par value £0.01 per share.  Each ADS Warrant has a per ADS exercise price of $8.03.  The funds and accounts that purchased the ADSs and the amount purchased are as follows:  Keystone Investment Trust: 174,528 ADSs; Perpetual Income and Growth Investment Trust: 654,480 ADSs and Invesco Perpetual UK Equity Investment Scheme 261,792 ADSs.  The ADSs were purchased from H.C. Wainwright & Co., LLC on behalf of the underwriters in connection with the IPO, and the purchases settled on November 23, 2016.

CUSIP No. 619784101	Schedule 13D	Page 4 of 5 Pages

Additionally, certain funds and accounts advised by Invesco Asset Management Limited owned a total of 27,600,000 Ordinary Shares prior to the IPO.  The funds and accounts that owned the Ordinary Shares and amounts are as follows:  Keystone Investment Trust: 4,416,000 Ordinary Shares; Perpetual Income and Growth Investment Trust: 16,560,000 Ordinary Shares and Invesco Perpetual UK Equity Investment Scheme 6,624,000 Ordinary Shares.  As of the date of this Statement, the Reporting Person beneficially owns a total of  60,324,000 Ordinary Shares, directly and indirectly through ADSs and warrants to purchase ADSs, which in the aggregate represent 33.47% of the Issuer’s Ordinary Shares based on 180,234,744 Ordinary Shares reported to be outstanding upon completion of the IPO as disclosed by the Issuer in its final prospectus filed with the Commission on November 21, 2016.

The Reporting Person disclaims beneficial ownership of the securities referred to in this Statement, and the filing of this Statement will not be construed as an admission that the Reporting Person is, for the purpose of Schedule 13D or 13G of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), the beneficial owner of any securities covered by this Statement.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
None.

Item 7.  Material to be Filed As Exhibits.

None.

CUSIP No. 619784101	Schedule 13D	Page 5 of 5 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: November 29, 2016
INVESCO LTD.

                               By:     /s/ Nancy Tomassone
                             Name:  Nancy Tomassone
                             Title:    Global Assurance Officer